Form 10-K405/A, Exhibit 13
period 1996-04-26
NETWORK APPLIANCE INC
filed 1996-10-29
CIK 1002047

                            Network Appliance, Inc.





                                      1996




                                ANNUAL REPORT

                             COMPANY DESCRIPTION


Network Appliance, Inc., also known as NetApp, supplies high-performance network data access devices that provide fast, simple, reliable and cost-effective file service for network-attached storage environments. Combining specialized, proprietary software and standards-compliant hardware, the Company pioneered the concept of the "network appliance," an extension of the industry trend towards dedicated, specialized devices which perform a single networking function, similar to the adoption of the router for network communications management. Customers include leading organizations in the on-line services, financial services, manufacturing and telecommunications industries, as well as companies that design computer hardware and software. Products are available through the Company's direct sales force and resellers worldwide.

Selected Consolidated Financial Data           1996           1995            1994            1993

Net Sales                                  $ 46,632       $ 14,796        $  2,244        $   --
Income (Loss) From Operations              $  6,000       $ (4,913)       $ (1,955)       $   (825)
Net Income (Loss)                          $  6,600       $ (4,764)       $ (1,874)       $   (836)
Net Income (Loss) Per Share                $    .42       $   (.38)       $   --          $   --
Total Assets                               $ 45,449       $ 10,628        $  4,055        $    612
Long-Term Obligations                      $    318       $ 11,607        $  4,799        $   --
Total Shareholders' Equity (Deficit)       $ 39,029       $ (5,923)       $ (1,324)       $    545

[BAR GRAPH]

[BAR GRAPH]

[BAR GRAPH]

[BAR GRAPH]

TO OUR
SHAREHOLDERS

Fiscal 1996 was a year of significant progress and profitable growth for Network Appliance, Inc. Revenues tripled over the prior year, a reflection of the strength of our product offerings and the robustness of the market that we address. During the year we revamped our product line, introducing two new systems which received rapid market acceptance. We also marked a major milestone in November with an initial public offering of the Company's common stock.

As we review the year just ended and reflect on our prospects, the trends encourage us. The market we address is large and rapidly growing; network-attached data storage and access are increasing in importance in the world of information technology. Indeed, to quote the Wall Street Journal (April 22, 1996), products such as ours are "taking the spotlight in the computer industry" as computer usage becomes more centered upon data storage and access. This fundamental shift in emphasis underway in computing, is a shift in which our innovative technology positions us for continued rapid growth. The era when customers focused on their network infrastructure is giving way to a new era, one in which they are emphasizing and investing heavily in their information infrastructure. Their focus is on creating an information utility that contains all of the critical data and which can be accessed by all of the network clients at any and all times. It is here where our products offer a unique value proposition: the appliance approach to building a network information utility.

The accelerating adoption of the appliance approach to information systems, an approach which Network Appliance pioneered and which is a cornerstone of our strategy, is another of the trends fueling our success. Data storage and access appliances which are designed specifically for that purpose are faster, simpler, more reliable and more cost effective than general purpose alternatives. Customers receive the benefits of lower cost and higher availability of the data they need, and a reduced administrative burden in managing it. And during the next year we will provide them with another exceptional capability - the ability to have a variety of different types of clients such as PCs and UNIX workstations, which use different network data access technologies, simultaneously access the same information on a single server.

During the year, we introduced two new system products based on the Intel Pentium architecture which offer higher performance and greater expandability than the products they replaced. By embracing industry standards, we have been able to derive the benefits of rapid time to market with minimal R&D investment. We have also enjoyed the benefit of significant cost reductions through the use of high-volume industry standard components.

The rapid time to market is reflected in the introduction rate of our new products. In September 1995, we introduced the NetApp F330(TM), a departmental server with capacity up to 100 gigabytes of disk storage. Our workgroup-level filer, the NetApp F220(TM), was introduced only five months later. In the first quarter of the new year, FY97, we introduced yet another new product, the NetApp F540(TM), our third in eight months.

Fiscal 1996 was a year of achievement for Network Appliance, and we established a solid foundation for our future success. We enter 1997 with a strong product line, a customer list we reference with pride, and a conviction about our vision for the future of network data access.

Sincerely,

/s/DANIEL J. WARMENHOVEN
------------------------
DANIEL J. WARMENHOVEN

President and Chief Executive Officer
Network Appliance, Inc.

THE
     BUSINESS
          OF NETWORK APPLIANCE

Our customers invest in information tools and technology to shorten product development cycles, enhance service to their own customers, lower costs and improve quality, among other reasons. Moreover, as these organizations continue to stockpile more data at a faster rate, demand for storage and access grows in proportion. Disk storage consumption is forecasted to double every year through the end of this decade, in terms of gigabytes shipped. The market for storage/access equipment, services and software is expected to reach a dollar level of more than $87 billion by the year 2000, compared to $44.6 billion in 1995. (source: International Data Corporation).

THE
     MARKET
          NEED

As corporations require greater storage and improved access for the increasingly important data they continue to amass, their investment in technology tools and infrastructure is shifting away from the high-powered computers wired to networks, to the data attached to the networks. At the same time, the World Wide Web is evolving into a worldwide platform for commercial transactions, altering the patterns and systems by which corporations conduct business. As it evolves, and as customers rely increasingly upon their intranetworks for communication and information sharing, the information technologies that deliver faster, simpler, more reliable and cost-effective access to the data will become central to these organizations' new data infrastructures.

NETAPP FILERS DELIVER CUSTOMER VALUE THAT HAS PROPELLED THE COMPANY'S THREE-FOLD GROWTH IN THE PAST YEAR.

Along with the rise of Web-based commerce and corporate intranetworking, today's data-intensive applications - software and computer hardware design, brokerage and government to name a few - create additional data management needs. The high-performance hardware and software used for information storage and access must be affordable, highly available, and easy to manage. It must deliver uninterrupted service in the event of disk failure. Equally important, today's networked-computer environments are heterogeneous: different operating systems, network protocols and interfaces from a myriad of equipment and software suppliers. The problems of sharing, accessing and managing data in such networks call for solutions that can easily and inexpensively accommodate this technological diversity.

THE NETAPP
SOLUTION

NETWORK APPLIANCE DELIVERS THE INDUSTRY'S BEST PRICE-PERFORMANCE AND AN ATTRACTIVE COST PER UNIT OF STORAGE.

Network Appliance pioneered the concept of a "network appliance", a device uniquely designed for storing data in network environments. NetApp's custom software-based technology is ideal for the new era of storage-centric data infrastructures. Specifically designed for simple and reliable high-performance access to data files of all types, NetApp filers deliver customer value that has propelled the Company's three-fold growth in the past year.

SIMPLE. Installable typically in an hour, NetApp filers are designed to be easy for customers to manage. This enables more productive use of staff time, and helps make the data more available for users on a network.

RELIABLE. Simplicity of design delivers a solution that yields more reliable data with no cost or performance penalties. Should a disk drive fail, the NetApp filer will reconstruct the data on a spare drive, with no interruption of data availability. Other system components, such as power supplies, are designed for redundancy.

AFFORDABLE. Data infrastructures benefit from inexpensive, expandable solutions that can scale: grow in cost effective increments. This enables customers to add or make changes to their network as easily as adding disk drives. NetApp filers deliver this value without compromising high-performance response time to users. Appliance-like product features also simplify administration, which enables more cost-effective deployment of system administrators and further lowers the cost of ownership. Moreover, Network Appliance delivers the industry's best price-performance and an attractive cost per unit of storage.

COMPATIBLE. Our multi-protocol approach results in compatibility with a wide variety of heterogeneous network environments. NetApp's unique software architecture readily accommodates new file access technologies such as HTTP and Microsoft's NT. As more network environments contain elements of UNIX and NT, NetApp filers will bridge those environments and provide shared data access and administration. Moreover, the simplicity of appliance-like design is particularly well suited to address data availability and reliability issues associated with data storage in complex, diverse network environments.

HIGH PERFORMANCE. Response times of NetApp filers exceed general-purpose computers and specialized hardware-centric file servers. They enable software and hardware designers to complete projects faster and bring their products to market more rapidly. Geologists can manipulate seismic data more effectively. Securities traders can process orders more rapidly. Users of the World Wide Web and corporate intranets can access data repositories more quickly.

NEW
PRODUCTS
     IN FISCAL 1996...AND SO FAR IN FISCAL 1997

In September 1995 we introduced the NetApp F330, our department-level server intended for up to 200 users on a network.

NetApp F220, a filer designed for workgroup computing, was introduced in January 1996. With its attractive entry-level price, low cost per gigabyte and fast response time, it offers exceptionally high value.

In May 1996, we announced the NetApp F540 - the Company's first enterprise-class NFS filer - delivering the fastest NFS performance in its class and substantial improvements in end-user applications. The F540 marked our third new product in eight months. It is also the Company's first RISC-based system, evidence of the portability of its custom operating software which is optimized for file service. All of these products, as well as earlier models, are capable of running the most current software revisions.

[TIME LINE CHART]

                                LOOKING AHEAD

Our goal is to be a leader in network data-access appliances. To achieve this objective, we will differentiate our products through software, utilize industry standards, further penetrate our current market while developing new markets, and expand the distribution of our products.

SOFTWARE DIFFERENTIATION. NetApp's competitive advantage is derived from our innovative software technology. By focusing on specialized software we are able to integrate into future offerings features that provide our customers with increased performance and value.

INDUSTRY STANDARDS. By utilizing industry-standard processor platforms, we are able to realize rapid time-to-market of new systems and the benefits of the industry cost curves. Our software-centric approach, combined with using industry-standard interfaces, allows our products to adapt to a variety of network environments.

MARKET PENETRATION AND DEVELOPMENT. NetApp intends to expand its product offerings to address a wider scope of price, performance and storage capacity. Our software architecture easily accommodates new file access technologies, including HTTP, and Microsoft's CIFS protocol which is used in the Windows family of products. We will continue to extend functionality and platform support for new standards as they emerge.

DISTRIBUTION. We plan to continue marketing and distributing products globally through multiple channels: direct sales, selected value-added resellers, and OEMs.

NETWORK APPLIANCE INTENDS TO BE THE LEADER IN ADDRESSING OPPORTUNITIES FOR NEW DATA APPLIANCES IN THE ERA OF NETWORK-ATTACHED INFORMATION INFRASTRUCTURE.

Our mission is to deliver single-purpose, network data access appliances. The appliance approach - high-performance products that are simple, reliable and cost-effective - will continue to be fundamental to the Company's design philosophy. With the enormous growth in on-line information, new opportunities will emerge for additional specialized appliances. Network Appliance intends to be the leader in addressing opportunities for new network-attached data appliances in the era of the information infrastructure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Network Appliance, Inc. was incorporated in April 1992 to design, manufacture, market and support network data storage appliances. In September 1995, the Company introduced the NetApp F330, a rack-mounted, Pentium and PCI bus-based filer, and in January 1996, the Company introduced the NetApp F220, a rack-mounted, Pentium and PCI bus-based filer designed for workgroup and LAN environments. The Company's filer products combine specialized proprietary software and state-of-the-art industry standard hardware to provide a unique solution for the NFS server market.

The Company initially focused primarily on indirect/reseller sales channels, and began expansion of its direct sales force in the second half of fiscal 1995. The significant growth in net sales in fiscal 1996 was due primarily to the shift in Network Appliance's distribution focus to direct sales in domestic markets, as well as increased market acceptance of Network Appliance's products and the "network appliance" concept.

The Company believes that its continued growth and profitability is dependent in part on the successful expansion of its international operations, and therefore, has committed significant resources to international sales.

RESULTS OF OPERATIONS

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated.

                                                YEARS ENDED APRIL 30,
                                        ----------------------------------------
                                          1996          1995           1994
--------------------------------------------------------------------------------
Net sales                                100.0%        100.0%         100.0%
Cost of sales                             44.1          53.8           48.3
                                         -----         -----          -----
Gross margin                              55.9          46.2           51.7
                                         -----         -----          -----
Operating expenses:
    Sales and marketing                   27.3          42.5           67.4
    Research and development              10.2          17.6           34.8
    General and administrative             5.5          19.3           36.7
                                         -----         -----          -----
       Total operating expenses           43.0          79.4          138.9
                                         -----         -----          -----
Income (loss) from operations             12.9         (33.2)         (87.2)
Other income (expense), net                1.3           1.0            3.6
                                         -----         -----          -----
Net income (loss)                         14.2%        (32.2)%        (83.6)%
                                         -----         -----          -----
--------------------------------------------------------------------------------

FISCAL 1996 COMPARED TO FISCAL 1995

NET SALES. Net sales increased by approximately 215% from $14.8 million in fiscal 1995 to $46.6 million in fiscal 1996. In fiscal 1995, the Company sold its products primarily through indirect channels. The increase in net sales in fiscal 1996 resulted primarily from the Company's expansion of its domestic direct sales force, increased market acceptance of the Company's products, and the introduction of two new system products, the NetApp F330 and F220. The Company also shipped a greater number of units directly to end users in fiscal 1996, which generally purchase more highly configured systems at higher average selling prices than resellers.

GROSS MARGIN. Gross margin increased from 46.2% in fiscal 1995 to 55.9% in fiscal 1996. This increase in gross margin was primarily attributable to more efficient absorption of manufacturing overhead, lower costs of key components and manufacturing efficiencies achieved during fiscal 1996, all of which were related to the significant increase in production volume. These factors offset the effect of increased sales of highly configured systems during fiscal 1996 which generally generate lower gross margins per system.

NETWORK APPLIANCE, INC.                6

MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's gross margin has been and will continue to be affected by a variety of factors, including competition, product configuration, direct versus indirect sales, the mix and average selling prices of products, new product introductions and enhancements, and the cost of components and manufacturing labor. In particular, the Company's gross margin varies based upon the configuration of systems that are sold and whether they are sold directly or through indirect channels. The Company offers both highly configured and minimally configured systems. Typically, highly configured systems generate lower overall gross margin percentages due to greater disk drive and memory content. Highly configured systems are generally sold directly to end users.

SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions, advertising and promotional expenses and customer service and support costs. Sales and marketing expenses increased 102.3% from $6.3 million in fiscal 1995 to $12.7 million in fiscal 1996. These expenses were 27.3% and 42.5% of net sales in fiscal 1996 and 1995, respectively. The increase in absolute dollars was primarily related to the expansion of the Company's sales and marketing organization, particularly the increase in the direct sales force, and increased commission expenses related to higher sales volumes. The Company expects to continue to increase its sales and marketing expenses in an effort to expand domestic and international markets, introduce new products, and establish and expand new distribution channels.

RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and benefits, prototype expenses, and fees paid to outside consultants. Research and development expenses increased 82.6% from $2.6 million in fiscal 1995 to $4.8 million in fiscal 1996. These expenses represented 10.2% and 17.6%, of net sales in fiscal 1996 and 1995, respectively. These expenses increased in absolute dollars primarily as a result of increased headcount, prototyping expenses associated with the development of new products and the support of the current and future product development and enhancement efforts. The Company believes that significant investments in research and development will be required to remain competitive and expects that such expenditures will continue to increase in absolute dollars. To date, no software development costs have been capitalized as amounts that qualify for capitalization have been immaterial.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were approximately $2.6 million in fiscal 1996, compared to $2.9 million in fiscal 1995. These expenses represented 5.5% and 19.3%, respectively, of net sales for such periods. The higher level of general and administrative expenses during fiscal 1995 related primarily to certain litigation expenses, severance costs and increases in the provision for bad debts. In fiscal 1996, the Company continued its investments in additional staffing, facilities expansion and related occupancy costs and information system investments necessary to manage and support the Company's growth. The Company believes that its general and administrative expenses will increase in absolute dollars as the Company continues to build its infrastructure and incurs the additional expenses of being a public company. In addition, the Company may incur significant legal expenses related to the Whipsaw Litigation in the future. See Note 10 of Notes to Consolidated Financial Statements.

OTHER INCOME, NET. Other income, net, was approximately $600,000 and $149,000 in fiscal 1996 and 1995, respectively. In both of these periods, other income, net, represented less than 2% of net sales. Other income, net, increased in fiscal 1996 due primarily to interest income earned on the net proceeds of approximately $25.7 million from the Company's initial public offering that was completed in November 1995.

                                       7                 NETWORK APPLIANCE, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PROVISION FOR INCOME TAXES. The Company did not incur state or federal income taxes in fiscal 1994 or 1995 due to operating losses incurred during those periods. In fiscal 1996, the Company's federal and state income tax liabilities were offset by the realization of a portion of its net deferred tax assets. The Company has recognized a benefit for its net deferred tax assets to the extent that they are recoverable through tax refunds in the event of future net operating losses. The Company has recorded a valuation allowance for the balance of its net deferred tax assets as a result of significant uncertainties regarding the realization of the assets, including the limited operating history of the Company, a recent history of losses and the variability of operating results.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123 (SFAS 123). In October 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and other equity instruments, and will be effective for the Company beginning in fiscal 1997. As provided under SFAS 123, the Company will continue to account for equity transactions under the provisions of existing accounting rules and will disclose in the footnotes to the financial statements the pro forma effect that adoption of SFAS 123 would have on net income and net income per share.

FISCAL YEAR 1995 COMPARED TO FISCAL 1994

NET SALES. Net sales increased 559.4% from $2.2 million in fiscal 1994 to $14.8 million in fiscal 1995. The increase in net sales was primarily due to the introduction of new products at the end of fiscal 1994, the growing market acceptance of the Company's products, as well as a shift in focus during fiscal 1995 towards direct sales.

GROSS MARGIN. The Company's gross margin decreased from 51.7% in fiscal 1994 to 46.2% in fiscal 1995. This decrease was primarily attributable to a significant increase in shipments of highly configured systems to end users through direct sales, higher manufacturing costs associated with the establishment and growth of manufacturing operations and the introduction of three new system products in late fiscal 1994. In addition, in fiscal 1995, the Company significantly increased the level of its inventories in anticipation of higher demand for its products, and as a result it incurred higher inventory carrying costs, including procurement costs, and increased its reserves by $300,000 for excess and obsolete inventory.

SALES AND MARKETING. Sales and marketing expenses were $6.3 million and $1.5 million in fiscal 1995 and 1994, respectively. For fiscal 1995 and fiscal 1994, such expenses represented 42.5% and 67.4% of net sales, respectively. The increase in absolute dollars was primarily related to the expansion of the Company's sales and marketing organization and increased commission expenses related to higher sales volumes.

RESEARCH AND DEVELOPMENT. Research and development expenses were $2.6 million and $780,000 in fiscal 1995 and 1994, respectively. For fiscal 1995 and 1994, such expenses represented 17.6% and 34.8% of net sales, respectively. The increase in absolute dollars from fiscal 1994 to fiscal 1995 was primarily due to increases in headcount and prototype expenses associated with the development of the Company's NetApp F330 product.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.9 million and $823,000 in fiscal 1995 and 1994, respectively. For fiscal 1995 and 1994, such expenses represented 19.3% and 36.7% of net sales, respectively. The increase from fiscal 1994 to fiscal 1995 was primarily the result of increased staffing, severance costs (including settlement costs of approximately $400,000 related to the termination in April 1995 of Michael Malcolm, a former executive officer) and other legal and settlement costs of approximately $500,000, an increase to the provision for bad debts of $210,000, and to a lesser extent, facilities expansion and related occupancy costs, and information system investments necessary to manage and support the Company's growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 1996, the Company's liquidity primarily consisted of cash and cash equivalents of $24.6 million and short-term investments of $3.0 million.

The Company generated cash from operating activities totaling $3.5 million in fiscal 1996 and used cash for operating activities totaling $5.8 million in fiscal 1995. The use of cash in fiscal 1995 was primarily attributable to significant operating losses and increased levels of accounts receivable and inventories. Net cash provided by operating activities in fiscal 1996 principally related to net income of $6.6 million, offset by increases in accounts receivable, inventory and prepaid expenses, and a decrease in accounts payable. The increase in prepaid expenses related primarily to the Company's realization of $2.1 million of its net deferred tax assets.

The Company used approximately $1.5 million and $4.3 million of cash during fiscal 1995 and 1996, respectively, to purchase property and equipment. In addition, the Company used approximately $3.0 million in fiscal 1996 to purchase short-term investments. Financing activities provided $6.7 million and $26.6 million during fiscal 1995 and 1996, respectively, due primarily to the sale of preferred stock in fiscal 1995 and the initial public offering of the Company's common stock in November 1995, which generated proceeds of $25.7 million.

The Company currently has no significant capital commitments other than commitments under operating and capital leases. The Company believes that its existing liquidity and capital resources are sufficient to fund its operations for at least the next twelve months.

This Annual Report to shareholders contains forward-looking statements about future results which are subject to risks and uncertainties. Network Appliance's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the level of competition; the size and timing of significant orders; product configuration and mix; market acceptance of new products and product enhancements; new product announcements or introductions by the Company or its competitors; deferrals of customer orders in anticipation of new products or product enhancements; changes in pricing by the Company or its competitors; the ability of the Company to develop, introduce and market new products and product enhancements on a timely basis; hardware component costs; supply constraints; the Company's success in expanding its sales and marketing programs; technological changes in the network file server market; the mix of sales among the Company's sales channels; levels of expenditure on research and development; changes in Company strategy; personnel changes; general economic trends and other factors. Although the Company has not experienced seasonality in the past, because of the significant seasonal effects experienced within the industry and the Company's goal to expand international sales, there can be no assurance that the Company's future operating results will not be adversely affected by seasonality. The Company is subject to a variety of other additional risk factors, more fully described in the Company's Annual Report on Form 10-K. Shareholders are strongly encouraged to review the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Network Appliance, Inc.:

     We have audited the accompanying consolidated balance sheets of Network Appliance, Inc. (formerly Network Appliance Corporation) and its subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of Network Appliance, Inc. and its subsidiaries as of April 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

San Jose, California
May 10, 1996
(August 16, 1996 as to Note 10)

                         CONSOLIDATED BALANCE SHEETS



                                                                                                      April 30,
                                                                                                 --------------------
(In thousands, except share amounts)                                                             1996            1995
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
    Cash and cash equivalents                                                                $ 24,637        $  1,791
    Short-term investments                                                                      2,982            --
    Accounts receivable, net of allowances of $330 and $220                                     5,330           3,170
    Inventories                                                                                 4,825           3,644
    Prepaid expenses and other                                                                  2,628             136
                                                                                             --------        --------
       Total current assets                                                                    40,402           8,741
Property and Equipment, net                                                                     4,849           1,822
Other Assets                                                                                      198              65
                                                                                             --------        --------
                                                                                             $ 45,449        $ 10,628
                                                                                             --------        --------

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
    Current portion of long-term obligations                                                 $     19        $     27
    Accounts payable                                                                            2,099           3,514
    Income taxes payable                                                                          500            --
    Accrued compensation and related benefits                                                   2,015             950
    Other accrued liabilities                                                                   1,110             472
    Deferred revenue                                                                              378               8
                                                                                             --------        --------
       Total current liabilities                                                                6,121           4,971
                                                                                             --------        --------
Long-Term Obligations, net of current portion                                                      31              45
                                                                                             --------        --------
Deferred Rent                                                                                     268             181
                                                                                             --------        --------
Commitments and Contingencies (Notes 5 and 10)

Redeemable Convertible Preferred Stock, no par value:
    Series B shares outstanding: none in 1996 and 3,800,000 in 1995                              --             4,799
    Series C shares outstanding: none in 1996 and 2,349,461 in 1995                              --             6,555
                                                                                             --------        --------
                                                                                                 --            11,354
                                                                                             --------        --------
SHAREHOLDERS' EQUITY (DEFICIT)
Convertible preferred stock, no par value; 20,000,000 shares authorized; Series
    A shares outstanding:
    none in 1996 and 1,186,922 in 1995                                                           --             1,340
Common stock, no par value; 40,000,000 shares
    authorized; shares outstanding: 16,140,083 in 1996 and
    5,066,146 in 1995                                                                          40,286             211
Deferred stock compensation                                                                      (383)           --
Accumulated deficit                                                                              (874)         (7,474)
                                                                                             --------        --------
    Total shareholders' equity (deficit)                                                       39,029          (5,923)
                                                                                             --------        --------
                                                                                             $ 45,449        $ 10,628
                                                                                             --------        --------
---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                       11                NETWORK APPLIANCE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                       Years Ended April 30,
                                                           ----------------------------------------
(In thousands, except per share amounts)                       1996            1995            1994
---------------------------------------------------------------------------------------------------
NET SALES                                                  $ 46,632        $ 14,796        $  2,244
Cost of Sales                                                20,557           7,957           1,083
                                                           --------        --------        --------
    Gross margin                                             26,075           6,839           1,161
                                                           --------        --------        --------
OPERATING EXPENSES
    Sales and marketing                                      12,735           6,284           1,513
    Research and development                                  4,762           2,608             780
    General and administrative                                2,578           2,860             823
                                                           --------        --------        --------
       Total operating expenses                              20,075          11,752           3,116
                                                           --------        --------        --------
INCOME (LOSS) FROM OPERATIONS                                 6,000          (4,913)         (1,955)
                                                           --------        --------        --------
OTHER INCOME (EXPENSE)
    Interest income                                             668             157              84
    Interest and other expense                                  (68)             (8)             (3)
                                                           --------        --------        --------
       Total other income (expense)                             600             149              81
                                                           --------        --------        --------
NET INCOME (Loss)                                          $  6,600        $ (4,764)       $ (1,874)
                                                           --------        --------        --------
NET INCOME (Loss) per Share                                $    .42        $   (.38)
                                                           --------        --------
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES         15,820          12,590
                                                           --------        --------
---------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


NETWORK APPLIANCE, INC.                12

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                              SERIES A
                                            CONVERTIBLE                                      DEFERRED
                                           PREFERRED STOCK             COMMON STOCK           STOCK      ACCUMULATED
                                       -----------------------    ------------------------
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)     SHARES       AMOUNT        SHARES        AMOUNT   COMPENSATION    DEFICIT        TOTAL
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, APRIL 30, 1993               1,186,922   $     1,340     4,039,500   $        41   $    --     $      (836)  $       545
Sale of common stock                        --            --          50,000             5        --            --               5
Net loss                                    --            --            --            --          --          (1,874)       (1,874)
                                       ---------   -----------    ----------   -----------   -------     -----------   -----------
BALANCES, APRIL 30, 1994               1,186,922         1,340     4,089,500            46        --          (2,710)       (1,324)
Sale of common stock                        --            --         375,635            59        --            --              59
Exercise of stock options                   --            --         843,589           108        --            --             108
Repurchase of common stock                  --            --        (242,578)           (2)       --            --              (2)
Net loss                                    --            --            --            --          --          (4,764)       (4,764)
                                       ---------   -----------    ----------   -----------   -------     -----------   -----------
BALANCES, APRIL 30, 1995               1,186,922         1,340     5,066,146           211        --          (7,474)       (5,923)
Exercise of stock options                   --            --       1,437,328           274        --            --             274
Exercise of warrants                        --            --         359,690           708        --            --             708
Issuance of common stock in
  connection with the Company's
  initial public offering, net              --            --       2,155,000        25,714        --            --          25,714
Repurchase of common stock                  --            --        (214,464)          (68)       --            --             (68)
Conversion of Series A preferred
  stock into common stock             (1,186,922)       (1,340)    1,186,922         1,340        --            --            --
Conversion of Series B and C
  preferred stock into common stock         --            --       6,149,461        11,354        --            --          11,354
Deferred stock compensation                 --            --            --             515        (515)         --            --
Amortization of deferred
  stock compensation                        --            --            --            --           132          --             132
Income tax benefit from employee
  stock transactions                        --            --            --             238        --            --             238
Net income                                  --            --            --            --          --           6,600         6,600
                                       ---------   -----------     ---------   -----------   -------     -----------   -----------
BALANCES, APRIL 30, 1996                    --     $      --      16,140,083   $    40,286   $    (383)  $      (874)  $    39,029
                                       ---------   -----------    ----------   -----------   -------     -----------   -----------
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                       13                NETWORK APPLIANCE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years Ended April 30,
                                                                                 ------------------------------------
(In thousands)                                                                   1996            1995            1994
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                        $  6,600        $ (4,764)       $ (1,874)
    Adjustments to reconcile net income (loss) to net cash provided by
       (used in) operating activities:
       Depreciation and amortization                                            1,254             389              79
       Amortization of deferred stock compensation                                132            --              --
       Provision for doubtful accounts                                            110             210              10
       Deferred income taxes                                                   (2,100)           --              --
       Deferred rent                                                               87             125              56
       Changes in assets and liabilities:
          Accounts receivable                                                  (2,270)         (2,860)           (530)
          Inventories                                                          (1,181)         (3,214)           (372)
          Prepaid expenses and other                                             (525)           (154)            (43)
          Accounts payable                                                     (1,415)          3,119             330
          Accrued compensation and related benefits                             1,065             869              79
          Income taxes payable                                                    500            --              --
          Other accrued liabilities                                               876             424              48
          Deferred revenue                                                        370               8            --
                                                                             --------        --------        --------
             Net cash provided by (used in) operating activities                3,503          (5,848)         (2,217)
                                                                             --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES
          Purchases of property and equipment                                  (4,281)         (1,504)           (625)
          Purchases of short-term investments                                  (2,982)           --              --
                                                                             --------        --------        --------
             Net cash used in investing activities                             (7,263)         (1,504)           (625)
                                                                             --------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
          Proceeds from issuance of long-term debt                              1,250            --              --
          Repayments of long-term obligations                                  (1,272)             (3)           --
          Proceeds from issuance of convertible notes payable                    --              --               500
          Proceeds from sale of common stock, net                              26,628             165               5
          Proceeds from sale of preferred stock, net                             --             6,555           4,299
                                                                             --------        --------        --------
             Net cash provided by financing activities                         26,606           6,717           4,804
                                                                             --------        --------        --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           22,846            (635)          1,962
CASH AND CASH EQUIVALENTS
    Beginning of year                                                           1,791           2,426             464
                                                                             --------        --------        --------
    End of year                                                              $ 24,637        $  1,791        $  2,426
                                                                             --------        --------        --------

SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid                                                            $     60        $      8        $      3
    Income taxes paid                                                        $  1,362        $    --         $    --

NONCASH INVESTING AND FINANCING ACTIVITIES
    Deferred stock compensation                                              $    515        $    --        $    --
    Conversion of preferred stock into common stock                          $ 12,694        $    --        $    --
    Income tax benefit from employee stock transactions                      $    238        $    --        $    --
    Equipment acquired under capital lease                                   $    --         $     75       $    --
    Conversion of convertible notes and accrued interest into
       preferred stock                                                       $    --         $    --        $    500
---------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

NETWORK APPLIANCE, INC.                14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY

     Network Appliance, Inc., incorporated in the state of California on April 22, 1992, and its subsidiaries (the Company) operates in a single industry segment and is involved in the design, manufacturing, marketing and support of network data storage appliances. Effective October 3, 1995, the Company changed its name from Network Appliance Corporation to Network Appliance, Inc.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Beginning in fiscal 1996, the Company's fiscal year ends on the Friday nearest to April 30, which in fiscal 1996 was April 26. For presentation purposes, the Company reflects April 30 as the fiscal year end for all periods presented in the accompanying financial statements.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid debt investments with original maturities of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS. The Company's short-term investments consist of certificates of deposit and commercial paper with original maturities of more than three months and less than one year. All of the Company's investments are classified as available-for-sale, and are stated at amortized cost (specific identification basis), which approximates fair market value. There were no realized gains and losses in fiscal 1996.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost and is depreciated on a straight-line basis over estimated useful lives which range from three to five years. Equipment under capital lease is stated at the present value of the future minimum lease payments at the inception of the lease. Such equipment and leasehold improvements are amortized over their estimated useful lives or the term of the lease, whichever is shorter.

REVENUE RECOGNITION. The Company recognizes revenue and records estimated product return and warranty reserves upon shipment if no material obligations remain outstanding and the collectibility of receivables is deemed to be probable. Service revenues are recognized over the term of the related contractual period, and were not significant in any periods presented. Software revenues consist primarily of subscriptions for software updates, and are recognized over the term of the related contractual period. Software revenues were not significant in any of the periods presented. The Company extends limited product return and price protection rights to certain distributors and resellers. Such rights are generally limited to a certain percentage of sales over a three-month period. Historically, actual amounts of product returns and price protection have not been significant.

SOFTWARE DEVELOPMENT COSTS. The Company capitalizes eligible computer software development costs, which include software enhancement costs, upon the establishment of technological feasibility, which occurs upon the completion of a working model. In fiscal 1996, 1995 and 1994, costs which were eligible for capitalization were insignificant, and thus, the Company has charged all software development costs to research and development expense in the accompanying consolidated statements of operations.

FOREIGN CURRENCY TRANSLATION. The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, all monetary assets and liabilities are translated at the current exchange rate at the end of the year, nonmonetary assets and liabilities are translated at historical rates and net sales and expenses are translated at average exchange rates in effect during the period. Transaction and translation gains and losses, which are included in other income (expense) in the accompanying consolidated statements of operations, have not been significant.

INCOME TAXES. Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS
109) for all periods presented. This statement requires an asset and liability approach to account for income taxes and requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss and tax credit carryforwards.

                                       15                NETWORK APPLIANCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable, inventory reserves, certain accruals, valuation allowances for deferred tax assets and warranty reserves. Actual results could differ from those estimates.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. Cash equivalents consist primarily of money market funds and are held with two financial institutions. The Company sells its products primarily to large organizations in different industries and geographies. Credit risk is further mitigated by the Company's credit evaluation process and limited payment terms. The Company does not require collateral or other security to support accounts receivable. While the Company maintains an allowance for potential credit losses, such losses have not been significant.

     The Company is subject to certain risks as more fully described in its Form S-1 Registration Statement, including without limitation risks relating to history of operating losses, fluctuating operating results, dependence on new products, rapid technological change, the Whipsaw litigation, dependence on growth in the network file server market, expansion of international operations, product concentration, changing product mix, competition, recent management additions, management of expanding operations, dependence on high quality components, dependence on proprietary technology, intellectual property rights, dependence on key personnel, volatility of stock price, shares eligible for future sale, concentration of stock ownership, effect of certain anti-takeover provisions and dilution.

NET INCOME (LOSS) PER SHARE. Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include preferred stock (using the "if converted" method) and stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive except that, pursuant to the Securities and Exchange Commission's Staff Accounting Bulletins and staff policy, such computations include all common and common equivalent shares issued within the 12 months preceding the initial filing date of the Company's Form S-1 Registration Statement (October 6, 1995) as if they were outstanding for all periods presented. In addition, all outstanding preferred stock that converted in connection with the initial public offering is included in the computation as common equivalent shares even when the effect is anti-dilutive. Historical net income (loss) per share information prior to fiscal 1995 has not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with its initial public offering.

     Supplementary net income (loss) per share data giving effect to the use of a portion of the proceeds from the initial public offering for the retirement of debt has not been presented as such amounts do not differ materially from amounts presented.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123 (SFAS 123). In October 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair market value of the stock award when granted and is recognized as an expense over the related service period, which is usually the vesting period. This standard will be effective for the Company beginning in fiscal 1997, and requires measurement of awards made beginning in fiscal 1996.

     As provided under SFAS 123, the Company will continue to account for equity transactions under the provisions of existing accounting rules. The Company will disclose in the footnotes to the financial statements the pro forma effect that adoption of SFAS 123 would have on net income and net income per share.

NOTE 3. INVENTORIES

NETWORK APPLIANCE, INC.                16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Inventories consist of the following:

                                                                April 30,

(in thousands)                                          1996                1995
--------------------------------------------------------------------------------
Purchased components                                  $2,161              $3,205
Work in process                                          970                --
Finished goods                                         1,694                 439
                                                      ------              ------
                                                      $4,825              $3,644
                                                      ------              ------
--------------------------------------------------------------------------------

NOTE 4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                    April 30,

(in thousands)                                               1996           1995
--------------------------------------------------------------------------------
Computers, related equipment and purchased software       $ 5,691        $ 2,036
Furniture and fixtures                                        397            175
Leasehold improvements                                        494             90
                                                          -------        -------
                                                            6,582          2,301
Accumulated depreciation and amortization                  (1,733)          (479)
                                                          $ 4,849        $ 1,822
                                                          -------        -------
--------------------------------------------------------------------------------

NOTE 5. COMMITMENTS AND CAPITAL LEASE OBLIGATIONS

     Certain equipment is leased under capital lease agreements. As of April 30, 1996 and 1995, the net book value of equipment under capital lease was $43,000 and $63,000 (net of accumulated amortization of $17,000 and $12,000), respectively.

     The Company leases its facilities under operating leases. The Company is responsible for certain maintenance costs, taxes and insurance under the leases. Future minimum annual lease payments as of April 30, 1996 are as follows:

YEARS ENDING APRIL 30,
(IN THOUSANDS)                                           OPERATING       CAPITAL
--------------------------------------------------------------------------------
1997                                                     $   635        $     25
1998                                                         593              25
1999                                                         612              10
2000                                                         260            --
Total lease payments                                     $ 2,100              60
                                                         -------        --------
Amounts representing interest at 15% to 16%                                  (10)
                                                                         -------
                                                                              50
                                                                        --------
Current portion                                                              (19)
Long-term portion                                                       $     31
                                                                        --------
--------------------------------------------------------------------------------


     Rent expense was approximately $755,000, $566,000 and $110,000 for the years ended April 30, 1996, 1995 and 1994, respectively. Rent expense under the Company's primary facility lease is recognized on a straight-line basis over the term of the lease. The difference between the amounts paid and the amounts expensed is classified as deferred rent in the accompanying consolidated balance sheets.

                                       17                NETWORK APPLIANCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. PREFERRED STOCK AND COMMON STOCK

INITIAL PUBLIC OFFERING. In November 1995, the Company completed its initial public offering of 2,155,000 shares of its common stock. Net proceeds from the offering were approximately $25.7 million. In conjunction with the offering, all outstanding shares of preferred stock automatically converted into common stock. In addition, the Company issued 181,119 shares of common stock upon the exercise of Series A warrants, and 178,571 shares of common stock upon the exercise of Series C warrants. The Company received total proceeds of approximately $708,000 from the exercise of these warrants.

STOCK OPTION PLANS. The Company adopted the 1993 Stock Option/Stock Issuance Plan (the 1993 Plan) in April 1993. In September 1995, the Board of Directors and shareholders adopted the 1995 Stock Incentive Plan (the "1995 Plan"). The 1995 Plan replaced the 1993 Plan, and provides for the grant of options and the issuance of common stock under terms substantially the same as those provided under the 1993 Plan. Accordingly, all options and shares issued under the 1993 Plan were incorporated into the 1995 Plan upon the effectiveness of the Company's initial public offering. No further options will be granted under the 1993 Plan.

     Under the 1995 Plan, the Board of Directors may grant to employees, directors and consultants options to purchase shares of the Company's common stock. The exercise price for an incentive stock option and a nonqualified stock option cannot be less than 100% and 85%, respectively, of the fair market value of the Company's common stock as determined by the Board of Directors on the date of grant. Options granted under the 1995 Plan are immediately exercisable, subject to a right of repurchase in favor of the Company for all unvested shares. Options granted under the 1995 Plan generally vest, and the Company's rights to repurchase shares sold pursuant to the 1995 Plan lapse, at a rate of 25% on the first anniversary of the vesting commencement date and then ratably over the following 36 months. Options expire as determined by the Board of Directors, but not more than ten years after the date of grant.

     A summary of the combined activity under the 1993 and 1995 Plans is as follows:

                                   SHARES                OUTSTANDING OPTIONS
                                   AVAILABLE         NUMBER
                                   FOR GRANT       OF SHARES      PRICE PER SHARE
---------------------------------------------------------------------------------
Balances, April 30, 1993             898,000         102,000              $   .10
    Options granted                 (457,000)        457,000        .10       .13
    Options canceled                  10,000         (10,000)                 .10
                                  ----------      ----------
Balances, April 30, 1994             451,000         549,000        .10 -     .13
    Shares reserved for plan       1,400,000
    Options granted               (1,832,500)      1,832,500        .13 -     .20
    Options exercised                               (843,589)       .10 -     .20
    Options canceled                 149,428        (149,428)       .10 -     .20
                                  ----------      ----------
Balances, April 30, 1995             167,928       1,388,483        .10 -     .20
    Shares reserved for plan       3,250,000
    Options granted               (1,793,190)      1,793,190        .28 -   27.00
    Options exercised                             (1,437,328)       .10 -    3.00
    Options canceled                 147,721        (147,721)       .10 -   11.00
                                  ----------      ----------
Balances, April 30, 1996           1,772,459       1,596,624      $ .10 - $ 27.00
                                  ----------      ----------
---------------------------------------------------------------------------------


     As of April 30, 1996, options for the purchase of approximately 98,000 shares of common stock were vested and approximately 1,383,000 of unvested common shares issued under the 1995 Plan are subject to repurchase by the Company. The Company has reserved a total of 3,369,083 shares of common stock for issuance under the 1995 plan.

NETWORK APPLIANCE, INC.                18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK PURCHASE PLAN. The Company's Employee Stock Purchase Plan ("The Purchase Plan") was adopted by the Company's Board of Directors and shareholders in September 1995. The Purchase Plan enables eligible employees to purchase common stock at 85% of the lower of the fair market value of the Company's common stock on the first day or last day of each semiannual purchase date. A total of 350,000 shares of common stock have been reserved for sale under the Purchase Plan, none of which have been issued as of April 30, 1996.

DEFERRED STOCK COMPENSATION. In May 1995, the Company issued stock options for the purchase of 531,500 shares of common stock at $.28 per share. The Company recognized $515,000 of deferred compensation in May 1995 equal to the difference between the option price as determined by the Board of Directors and $1.25 (the deemed fair value for financial reporting purposes) for each option. The Company is amortizing the deferred compensation expense ratably over the four-year period in which the options vest.

NOTE 7. EMPLOYEE BENEFIT PLAN

     The Company has established a 401(k) tax-deferred savings plan. Employees meeting the eligibility requirements, as defined, may contribute specified percentages of their salaries. The Company has not contributed to the 401(K) plan to date.

NOTE 8. INCOME TAXES

     The Company generated losses for financial reporting and tax purposes in fiscal 1995 and 1994, and accordingly did not record a provision for income taxes in these periods. In fiscal 1996, the provision for income taxes consisted of the following:

(in thousands)
--------------------------------------------------------------------------------
CURRENT
    Federal                                                             $ 1,880
    State                                                                   220
                                                                        -------
    Total current                                                         2,100
                                                                        -------
DEFERRED (PREPAID)
    Federal                                                              (1,880)
    State                                                                  (220)
                                                                        -------
    Total deferred (prepaid)                                             (2,100)
                                                                        -------

Provision for income taxes                                              $  --
                                                                        =======
--------------------------------------------------------------------------------

     Deferred (prepaid) income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes, as well as net operating loss and credit carryforwards.

     The provision for income taxes in fiscal 1996 differs from the amount computed by applying the statutory federal income tax rate as follows:

(in thousands)
--------------------------------------------------------------------------------
Statutory tax                                                           $ 2,310
State income taxes, net of Federal benefit                                  405
Research and development credit                                             (50)
Investment tax credit                                                      (150)
Change in valuation allowance                                            (2,510)
Other                                                                        (5)
                                                                        -------

Provision for income taxes                                              $  --
                                                                        =======
--------------------------------------------------------------------------------

                                       19                NETWORK APPLIANCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The components of the Company's net deferred tax asset are as follows:

                                                                 APRIL 30,
                                                         ----------------------
(IN THOUSANDS)                                              1996           1995
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Capitalized research and development costs               $   696        $ 1,635
Reserves not currently deductible for tax purposes         1,828            689
Net operating loss carryforwards                             141            663
Research and development credits                            --              270
Other                                                        108            (74)
                                                         -------        -------
                                                           2,773          3,183
Valuation allowance                                         (673)        (3,183)
                                                         -------        -------
Net deferred tax asset                                   $ 2,100        $  --
                                                         =======        =======

     The Company has recorded a valuation allowance based upon management's assessment under the guidelines of SFAS 109 that it is more likely than not that a portion of the deferred tax assets will not be realized due to certain factors, including the limited operating history of the Company, a recent history of losses and the variability of operating results.

     As of April 30, 1996, the Company had federal net operating loss carryforwards of approximately $400,000 available to offset future taxable income. These carryforwards expire in 2010.

NOTE 9. SIGNIFICANT CUSTOMERS AND INTERNATIONAL SALES

     No customer accounted for 10% or more of net sales in fiscal 1996. One customer accounted for 10% and 20% of net sales in fiscal 1995 and 1994, respectively. In fiscal 1995, another customer accounted for 10% of net sales. A third customer accounted for 10% of net sales in fiscal 1994.

     International sales, substantially all of which were export sales to Asia and Europe, accounted for approximately 20%, 16% and 36% of net sales in fiscal 1996, 1995, and 1994, respectively.

NOTE 10. LITIGATION



     In July 1994, the Company and certain of its former employees were named as defendants in a lawsuit which alleged that one of the Company's founders, who left the Company in March 1995, misappropriated confidential information prior to the Company's founding in April 1992.

     In August 1996, the Company reached a settlement in principle with the plaintiffs which resulted in a charge to earnings of $4.3 million in the first quarter of fiscal 1997, which includes a $3.5 million payment to the plaintiffe and $800,000 of legal fees. The payment releases the Company from all liabilities associated with the case. The Company has no future obligations to the plaintiffs. The Company denies any wrongdoing on its part or on the part of the founder.



NETWORK APPLIANCE, INC.               20

CORPORATE DIRECTORY

DIRECTORS                                CORPORATE OFFICERS

Donald Valentine (Chairman)              Daniel Warmenhoven
Founder, Sequoia Capital                 President and Chief Executive Officer

Carol Bartz                              Helen Bradley
Chairman, President, and CEO             Vice President, Engineering
Autodesk, Inc.
                                         Christabel Carlton
Michael Hallman                          Vice President, Human Resources
President, The Hallman Group
                                         James Lau
Kurt Jaggers                             Chief Technical Officer
Principal, TA Associates
                                         Michael McCloskey
Robert Wall                              Vice President Operations,
Chairman, President and CEO              Chief Financial Officer and Secretary
Theatrix Interactive, Inc.
                                         Thomas Mendoza
Daniel Warmenhoven                       Vice President, North American Sales
President and Chief Executive Officer
Network Appliance, Inc.                  Michael Paul
                                         Vice President, International Sales

                                         Charles Simmons
                                         Vice President, Marketing
--------------------------------------------------------------------------------

TRANSFER AGENT AND REGISTRAR             STOCK PRICES AND
                                         DIVIDEND POLICY
The Harris Trust Company of California
                                         The Company's common stock is traded
INDEPENDENT AUDITORS                     on the Nasdaq Stock Market under the
                                         symbol "NTAP". As of May 31, 1996,
Deloitte & Touche LLP                    there were approximately 260
San Jose, California                     shareholders of record of the
                                         Company's common stock.
SEC FORM 10-K
                                         The following table sets forth for the
If you would like a copy of our          periods indicated the range of high
Annual Report on SEC Form 10-K,          and low sales prices for the Company's
you mauy obtain it without charge.       common stock.
Please direct your request to:
                                         Quarter             High         Low
Network Appliance, Inc.
319 North Bernardo Avenue                Q3 1996           $ 41.12     $13.50
Mountain View, CA 94043                  Q4 1996           $ 38.75     $27.00

                                         The Company has never paid cash
                                         dividends on its capital stock. The
                                         Company currently anticipates that it
                                         will retain all available funds for
                                         use in its business and does not
                                         anticipate paying any cash
                                         dividends.